Bright Minds Biosciences to Present at the Virtual H.C. Wainwright 23rd Annual

Global Investment Conference; Shares Now Eligible for DTC Clearance

VANCOUVER, British Columbia, Sept. 08, 2021 (GLOBE NEWSWIRE) -- Bright Minds Biosciences ("Bright Minds," "BMB" or the "Company") (CSE: DRUG) (OTCQB: BMBIF), a biotechnology company focused on developing novel drugs for targeted treatment of neuropsychiatric disorders, epilepsy and pain, today announced that Ian McDonald, Chief Executive Officer, and Dr. Alan Kozikowski PhD, Chief Scientific Officer, will be presenting virtually at the H.C. Wainwright 23rd Annual Global Investment Conference as follows:

Date: Monday, September 13, 2021

Time: On demand, beginning at 7:00AM Eastern Time

Webcast: https://journey.ct.events/view/7cb12265-78b5-4407-87f7-e41271254ecf

The webcast will be available for 90 days under the "Investors" section of the Bright Minds website, www.brightmindsbio.com.

The Company also announced that its common shares are now eligible for electronic clearing and settlement through the Depository Trust Company ("DTC") in the United States. The DTC is the largest securities depository in the world and facilitates electronic settlement of stock certificate transfers in the United States. The shares of the Company, trading on the OTCQB under the symbol "BMBIF," are now eligible to be electronically cleared and settled through the DTC and are therefore considered "DTC eligible." This electronic method of clearing securities accelerates the settlement process for investors and brokers. DTC eligibility is expected to simplify the process of trading and enhance liquidity for the Company's common shares.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds' drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contact:

Judy DiClemente

jdiclemente@insitecony.com